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                             September 4, 2020

       Alicia Hill
       Secretary, Controller and Treasurer
       UNITED STATES ANTIMONY CORP
       P.O. Box 643
       Thompson Fall, Montana 59873

                                                        Re: UNITED STATES
ANTIMONY CORP
                                                            Registration
Statement on Form S-3
                                                            Filed August 26,
2020
                                                            File No. 333-248423

       Dear Ms. Hill:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3 filed August 26, 2020

       Incorporation of Documents by Reference, page 15

   1. Please revise to specifically incorporate by reference any Form 8-K filed since the end of your last fiscal year,
as required by Item 12 to Form S-3.
       Signatures, page 18

   2. Please revise to complete the blanks in the first paragraph. Please also revise below the second paragraph of
text to include the signatures of your principal financial officer, principal accounting
officer or controller and a majority of the members of your board of directors.
 Alicia Hill
FirstName   LastNameAlicia  Hill CORP
UNITED STATES       ANTIMONY
Comapany 4,
September   NameUNITED
               2020        STATES ANTIMONY CORP
September
Page 2      4, 2020 Page 2
FirstName LastName
Exhibits

3. Please file the exhibit required by Item 601(b)(5) of Regulation S-K. Please also revise on page 14 under the heading "Experts" to identify counsel who will provide the legality opinion.
4. Please file consent from the auditor listed on page 14. See Item 601(b)(23) of Regulation
         S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at
(202) 551-3397 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing
cc:      Nicholas Taylor